Mail Stop 4561

December 15, 2009

Mr. Olivier de Vergnies
Acting Principal Executive Officer
Prime Sun Power, Inc.
100 Wall Street, 21st floor
New York, NY 10005

> **Re: Prime Sun Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on April 15, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed on May 20, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed on August 21, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed on November 23, 2009**
> **File No. 333-103647**

Dear Mr. Vergnies:

We have reviewed your response letter dated October 29, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 29, 2009.

Form 10-K for the fiscal year ended December 31, 2008

Item 1A. Risk Factor

General

1.   We note your response to prior comment Nos.1 and 2 that you are not required to file reports pursuant to Section 13 and 15(d) of the Exchange Act. Please include a risk factor alerting investors that you are a voluntary filer and therefore not a fully reporting company that is subject to review under Section 408 of the Sarbanes-Oxley Act of 2002. In this regard, please disclose that you are not required to file periodic reports and proxy statements, not subject to the going private rules and

certain tender offer regulations, that beneficial holders of your securities do not need to report on acquisitions or dispositions of the company's securities or the plans regarding influence and control over the company, and the associated risks related to your voluntary filer status. Further, explain the impact of the lack of a reporting obligation and lack of a registered class of securities on the continuing inclusion of the company's common stock on the OTCBB. We note that Financial Industry Regulatory Authority (FINRA) Rule 6530 provides that the issuer of an OTCBB eligible security must be required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Many of our officers and directors have other professional responsibilities, page 10

2.   In response to prior comment No. 4, it appears that you have not disclosed in the risk factor which of the officers have divided responsibilities that could divert management time nor any potential conflicts of interest or duties these officers may have to provide business opportunities to other entities that may arise from their involvement with other companies. Please revise.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, Use of Proceeds from Registered Securities, page 14

3.   We note your proposed disclosure regarding the issuance of a warrant to Synergy Investment & Finance Holding Limited on May 10, 2008 in reliance on Section 4(2) and Regulation S under the Securities Act. It appears that your statement that the company "has not sold any securities within the past three years which were not registered under the Securities Act of 1933, as amended" is inconsistent with this proposed disclosure. Please advise or delete the statement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16

4.   We note the revisions made in response to prior comment No. 12. Revise to indicate the effects on your operations if you cannot raise additional capital (i.e., cease operations or continued funding from shareholders). If you believe that your majority shareholder will continue to provide funding, you should clearly disclose the ability and intent of that shareholder to continue to do so, the basis for such a belief, and whether this commitment is in writing or whether it is enforceable in accordance with its terms under applicable law. If applicable, also describe the material terms on which the majority shareholder has committed to provide the

funds, including any conditions that must be met by the company before funds will
be committed and any other uncertainties or risks regarding the arrangement.

Notes to the Financial Statements

Note 5. Related Party Transactions, page 28

5.   Please explain why the changes outlined in your response to prior comment No. 13
are not included in your proposed amendments to your annual and quarterly
reports. Explain why you have not presented the management services provided by
Prime Asset Finance as a related party transaction in your quarterly reports. Clarify
the nature and amount of any expenses incurred since inception that are a result of
transactions with your majority stockholder or its affiliates.

Item 9A. Controls and Procedures

Managements Annual Report on Internal Controls Over Financial Reporting, page 30

6.   Your response to prior comment No. 14 indicates that you have not yet adopted a
formal framework for evaluating the effectiveness of your internal controls over
financial reporting. Please clarify the framework used to evaluate your internal
controls over financial reporting as of December 31, 2008 and confirm to us that
the framework meets the requirements in Section II.B.3.a of SEC Release No. 33-
8238 *Final Rule: Management's Reports on Internal Control Over Financial
Reporting and Certification of Disclosure in Exchange Act Periodic Reports.* That
is, the framework must be "a suitable, recognized control framework that is
established by a body or group that has followed due-process procedures, including
the broad distribution of the framework for public comment." See also Rule 13a-
15(c) of the Exchange Act. If the framework used by management does not meet
these requirements you should re-perform your assessment using a conforming
framework.

7.   We note your response to prior comment No. 15. Your disclosures continue to
address only internal controls over financial reporting and do not address your
evaluation and conclusions as to the effectiveness of your disclosure controls and
procedures. Please note that these represent two distinct types of controls requiring
independent assessments and disclosures pursuant to Items 307 and 308 of
Regulation S-K. Amend your filing to include the disclosures required by Item 307
of Regulation S-K. Specifically, you should amend your filing to provide a
conclusion regarding the effectiveness of your disclosure controls and procedures.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management, page 43

8.   Please disclose the individuals or individuals who exercise the voting and
        dispositive powers for shares beneficially owned by Rudana Investment Group
        AG. See Instruction 2 to Item 403 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Loans from Rudana Investment Group AG, page 44

9.   In response to comment No. 17, you disclose that Rudana Investment Group AG
        loaned the company $306,764 which was offset by $8,431 that was owed to the
        company by Rudana. Please provide a reasonably detailed description of the
        transaction between the company and Rudana that resulted in the offset amount of
        $8,431. Further, confirm in the response letter that you have not received any
        additional borrowings from Rudana Investment Group AG in 2009.

Exhibits

10.   It appears from your proposed disclosure in response to prior comment No. 6 that
        you issued two separate agreements to Synergy Investments & Finance Holding
        Limited on May 10, 2008 and May 22, 2008, but you have filed only the warrant
        dated May 10, 2008. Please explain or file the second warrant dated May 22, 2008
        as well as any amended common stock purchase warrants.

11.   It appears that Exhibit 99.1 which lists the material terms of the form promissory
        note with Rudana Investment Group AG does not include the interest rate of each
        note. We note your disclosure on page 44 that the notes bear an interest at 7.5%
        but this material term should also be included in the exhibit that you file publicly.

Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009

General

12.   Please note that our prior comments also apply to the Forms 10-Q for the quarterly
        period ended March 31, 2009, June 30, 2009, and September 30, 2009. In this
        regard, we note that the cover page of your proposed Amendment No. 1 to the
        Form 10-Q for the quarterly period ended March 31, 2009 continues to state that
        you are subject to filing requirements under Section 13 or 15(d) of the Exchange
        Act. Further, in the Management's Discussion and Analysis discussion, you should
        disclose the minimum period of time you will be able to conduct planned
        operations using currently available capital resources, and the minimum dollar

amount of funding you require to conduct proposed operations for a minimum period of one year. Please revise.

<u>Exhibits</u>

13.   It appears that the Transfer Agreement and Advisory Agreement for Project Puglia which you propose to file as exhibits to the Form 10-Q have not been executed by all parties to the agreement. Please ensure that you file final, executed versions of these agreements when you file them publicly as exhibits to Amendment No. 1 to the Form 10-Q for the quarterly period ended March 31, 2009. Also, ensure that you provide a materially complete discussion of the four agreements relating to Project Puglia and Project San Paola. For example, you should disclose the "certain transaction fees" you reference in your filing and the "certain conditions" upon which these fees are required to be paid by the company.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief